Mail Stop 3561

January 2, 2008

Yale Farar
President and Director
Rokwader, Inc.
23950 Craftsman Road
Calabasas, CA 91302

>**Re:**   **Rokwader, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed December 6, 2007**
>   **File No. 333-147922**

Dear Mr. Farar:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation
Employment Agreement, page 20

1.   We note from your disclosure that Rokwader does not currently pay any
        compensation to its officers or directors; however, page 22 of the document
        indicates during August 2007 you issued 104,500 shares of common stock to
        three of your directors and one outside contractor for services rendered to the
        company. In this regard, please revise your statement on page 20 such that it is
        consistent with disclosures contained elsewhere in the document.

Certain Relationships and Related Transactions, page 22

2.   We note from your disclosure that on November 13, 2007 Brooktide, LLC, loaned
        the Company $75,000, pursuant to a convertible note that can be covered into
        common stock of the Company at an initial conversion price of $0.37 per share.
        In this regard, please disclose within MD&A and in a subsequent event footnote
        to your financial statements, your planned accounting treatment related to this
        conversion feature. Your response should include, but not be limited to, an
        explanation of whether the conversion feature qualified for the paragraph 9 scope
        exception of SFAS No. 133 and if so, explain how you applied EITF No. 98-5 and
        00-27.

Audited Financial Statements

3.   Please note that it is not appropriate to present the audited financial statements on
        a condensed basis. Please revise the headers and audited financial statements as
        necessary.

Condensed Consolidated Statement of Cash Flows, page F-5

4.   Reference is made to the $126,635 subscription payable amount presented on the
        face of your statements of cash flows. Since it appears that the source of the
        subscription payable cash inflow of $126,635 was from a security transaction on
        February 1, 2006, as described in note 2 on page F-7, and represents a financing
        transaction as defined in paragraph 18 of SFAS No. 95, you should revise your
        presentation to reflect this amount under financing activities rather than under the
        operating activities section on the statements of cash flows.

Notes to the Consolidated Financial Statements

5.   We note that Mr. Farar currently owns a controlling interest in the Company's
        common shares and will continue to do so following the offering. Please revise

the notes to the Company's financial statements to disclose the existence of this control arrangement. Refer to the requirements of paragraph 4 of SFAS No. 57.

Unaudited Interim Financial Statements

Condensed Consolidated Statements of Operations, page F-11

6.   It appears that the weighted average number of common shares outstanding used to calculate basic and diluted net loss per common share for the nine months period ended September 30, 2007 does not account for common stock activity reflected in your consolidated statement of stockholders' equity for the nine months period ended September 30, 2007. In this regard, please revise your weighted average share calculation to account for all common shares outstanding for each of the period presented. Please include your calculation as part of your response.

Condensed Consolidated Statement of Cash Flows, page F-13

7.   Reference is made to deferred offering cost of $94,998 presented under the financing activities section of your statements of cash flows. Since it appears that the $94,998 amount was written off during the period ended September 30, 2007, it should be reflected as part of your adjustments to reconcile net loss to net cash provided by operating activities rather than as a financing activity. Please revise accordingly.

Note 2 – Stockholders' Equity, page F-16

8.   We note from your disclosure herein and on page 22 that on August 16, 2007 you issued 104,500 shares of common stock to three company directors and one outside contractor for service rendered to the Company and recognized $29,260 of compensation expense equivalent to approximately $0.28 per share. We also note that on September 26, 2007 you issued 1,000,000 shares of common stock in full satisfaction of $280,000 plus interest or $282,823 owed to Mr. Farar, an officer and principle shareholder of the Company, equal to approximately $ 0.28 per share. In this regard, please disclose in your financial statements the following:

- Whether the valuation used to determine the per share fair value of your common stock was prepared by a related party.
- Whether the valuation used to determine the per share fair value of your common stock was contemporaneous or retrospective.
- The per common share fair value and the significant factors, assumptions and methodologies used in determining the per common share fair value.

Also, please revise MD&A to indicate the following:

- Explain why management selected the valuation alternative chosen and, if applicable, explain why management chose not to obtain a contemporaneous valuation by an unrelated specialist.
- Discuss each significant factor contributing to the difference between the per share fair value of your common stock and the proposed maximum offering price per share of $.75 as disclosed in your registration statement.

Please also similarly address within the notes to your financial statements and MD&A, the 70,000 shares of the company's common stock issued as partial consideration in acquiring all of the outstanding shares of Latigo capital stock.

Refer to the guidance outlined in paragraphs 179 through 182 of the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation".

9.   Additionally, since the fair value of your common on April 23, 2007 was approximately $1.00 per share (i.e. 70,000 share valued at $70,000) and your IPO offering price per share on December 6, 2007 is approximately $0.75 per share, we would expect that the 104,500 shares of common stock issued on August 16, 2007 and your 1,000,000 shares of common stock issued on September 26, 2007 to be valued within the range of $0.75 to $1.00 per share. In this regard, please explain why the valuations used by management for equity based transactions which occurred in and/or around similar time periods do not appear to be consistent. As part of your response, please provide us with the accounting literature which supports the basis for your conclusions.

10.   Furthermore, please tell us and disclose whether any gain or loss was recognized in connection with the extinguishment of the $282,823 loans/notes, including interest, owed to Mr. Farar in exchange for the 1,000,000 shares of the company's common stock.

11.   Also, tell us whether any consideration was given to Mr. Farar in return for the 544,286 shares of common stock. Please tell us whether you recognized any accounting consequence as a result of the shares being returned to the company for cancellation. If no accounting consequence was required, please explain why and provide us with the basis which supports your conclusions.

Note 4 – Acquisition of Latigo Shore Music, Inc, page F-17

12.   We note from your disclosure that Steve Dorff, the sole Latigo shareholder prior to the acquisition and now an officer of Rokwader, is entitled to receive up to an

additional 200,000 share of Rokwader common stock pursuant to an earn-out provision in the Latigo acquisition agreement. In this regard, please revise your financial statements to disclose the terms of this earn-out provision and your planned accounting, supported with the guidance outlined in paragraphs 25 through 34 of SFAS No. 141. Also disclose in MD&A the future impact that this earn-out provision may have on your financial position and results of operation.

13.   We note from your disclosure on page F-18 that the fair value of "music copy rights," "master compact disk," "employment contract," and "artist contract," are based on an independent appraisal. In this regard, please tell us and disclose the method(s) and significant assumptions used in determining the fair value of the aforementioned assets and estimated useful lives of the acquired intangible assets.

14.   Reference is made to the carrying balance as of September 30, 2007 of approximately $30,000 for Master Compact Disks. The portion of the costs of a record master borne by the company shall be reported as an asset if the past performance and current popularity of the artist provides a sound basis for estimating that the cost will be recovered from future sales. Otherwise, that cost shall be charged to expense. See paragraph 11 of SFAS No. 50 for guidance. Considering that it appears that Latigo historically has not generated revenue from the Master Compact Disk of any of its current artists, please explain to us the reason why the $30,000 Master Compact Disk cost was not charged to expense supported by the guidance in paragraph 11 of SFAS No. 50 or alternatively, amend your filing to expense such costs.

Other

15.   In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

16.   Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Jaramillo at (202) 551-3212 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

cc: <u>Via Facsimile (818) 999-2269</u>
       William B. Barnett, Esq.